Mail Stop 3561

October 23, 2009

Mr. David R. Jaffe
Chief Executive Officer
The Dress Barn, Inc.
30 Dunnigan Drive
Suffern, New York 10901

> Re: **The Dress Barn, Inc.**
>   **Form S-4/A**
>   **Filed October 23, 2009**
>   **File No. 333-161267**

Dear Mr. Jaffe:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fairness Opinion of Peter J. Solomon Company, page 53

1.   We note the revised disclosure regarding comparable company ranges on page 57, 58 and elsewhere. Please revise to clarify the use of "NM" and "NA." For example, we note that the second column on page 58 presents seven of 10 ratios marked "NM." Please explain whether any ranges are subject to significantly greater assumptions or limitations or are otherwise less reliable than other ranges.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Edwin S. Kim at (202) 551-3297 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Steven L. Kirshenbaum, Esq.
        Fax: (212) 969-2900